Ramper Innovations, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking (7984)	33,795.69
1010 Savings (3207)	827.67
Total Bank Accounts	**$34,623.36**
Accounts Receivable	
1200 Accounts Receivable	2,401.16
Total Accounts Receivable	**$2,401.16**
Other Current Assets	
1300 Employee Advance	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$37,024.52**
Fixed Assets	
1500 Equipment	30,970.00
1550 Furniture and Equipment	1,446.78
1600 Accumulated Depreciation	-12,963.03
Total Fixed Assets	**$19,453.75**
Other Assets	
1700 Trademark	3,998.69
Total Other Assets	**$3,998.69**
TOTAL ASSETS	**$60,476.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	3,000.00
Total Accounts Payable	**$3,000.00**
Credit Cards	
2200 Chase - 6016	11,835.85
2205 Bank of Am -1496	0.00
2210 Cap One Spark - 2986	3,446.16
2215 REI Credit Card - 2484	0.00
AMERICAN EXPRESS - 41007	8,401.36
BA biz - 7403	0.00
Elan 6278	0.00
Leslie BA 7480	11,179.72
US Bank CC - 5106	0.00
Total Credit Cards	**$34,863.09**
Total Current Liabilities	**$37,863.09**

Ramper Innovations, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
2300 Note Payable (B) - Tim Fulton	28,886.22
2305 Imputed Interest - Note B	260.12
Total 2300 Note Payable (B) - Tim Fulton	**29,146.34**
2350 Note Payable (C) - Tim Fulton	141,715.96
2355 Imputed Interest - Note C	1,223.78
Total 2350 Note Payable (C) - Tim Fulton	**142,939.74**
2505 Notes Payable (A) - Tim Fulton	25,629.02
2500 Underlying debt balance adjustment	0.00
2504 Imputed Interest - Note A	0.00
Total 2505 Notes Payable (A) - Tim Fulton	**25,629.02**
2510 SBA PPP Loan	0.00
2550 Univest Capital - Tormach machine loan	417.26
2800 KISS - Series 1	237,500.00
2825 KISS - Series 2	357,571.09
Total Long-Term Liabilities	**$793,203.45**
Total Liabilities	**$831,066.54**
Equity	
3101 Retained Earnings	-569,432.84
Opening Balance Equity	0.00
Owner Payments & Expenses	121.92
Net Income	-201,278.66
Total Equity	**$ -770,589.58**
TOTAL LIABILITIES AND EQUITY	**$60,476.96**

Ramper Innovations, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Sales of Product Income	53,229.74
Total Income	**$53,229.74**
Cost of Goods Sold	
5020 Freight and Shipping COGS	6,148.14
5040 Materials-COGS	30,777.41
Total Cost of Goods Sold	**$36,925.55**
GROSS PROFIT	**$16,304.19**
Expenses	
6010 Advertising & Marketing	45,383.51
6010.1 International Expos	1,856.48
Total 6010 Advertising & Marketing	**47,239.99**
6020 Ask My Accountant	45.00
6030 Bank Charges & Fees	676.82
6070 Continuing Education	117.49
6080 Contractors	62,074.38
6085 Foreign Contractors	4,527.77
6100 Dues and Subscriptions	100.00
6120 Insurance Expense	7,490.49
6125 Key Person Life Insurance	1,475.28
Total 6120 Insurance Expense	**8,965.77**
6140 Interest Expense	2,408.09
6150 Legal Fees	36,061.86
6160 Meals	4,091.40
6170 Office Supplies & Software	5,746.23
6200 Professional Fees	
Accounting and Tax Preparation	8,259.41
Total 6200 Professional Fees	**8,259.41**
6240 Research & Development	
6245 Materials & Supplies	4,751.37
6255 Prototype	1,693.13
6260 Prototype Engineering and Testing	6,767.61
Total 6240 Research & Development	**13,212.11**
6270 Shop Supplies	264.96
6280 Taxes & Licenses	87.20
6300 Travel	22,195.98
6400 Purchases over $500	1,472.74
Gifts	40.32
Total Expenses	**$217,587.52**
NET OPERATING INCOME	**$ -201,283.33**
Other Income	
7020 Interest Earned	4.67

Ramper Innovations, Inc.

Profit and Loss

January - December 2022

	TOTAL
Total Other Income	**$4.67**
NET OTHER INCOME	**$4.67**
NET INCOME	**$ -201,278.66**

Statement of Changes in Equity	Year Ended Dec, 2022
Opening Balance	$34,623.00
Net profit/loss	-$201,279.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	-$166,656.00

	12/31/2021
	Year Ended Dec, 2021
	$14,199.00
	-$106,147.00
	$0.00
	$0.00
	-$91,948.00

Ramper Innovations, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-201,278.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-2,401.16
2000 Accounts Payable	3,000.00
2200 Chase - 6016	3,579.25
2205 Bank of Am -1496	0.00
2210 Cap One Spark - 2986	-1,424.08
AMERICAN EXPRESS - 41007	8,401.36
BA biz - 7403	0.00
Elan 6278	0.00
Leslie BA 7480	-2,091.50
US Bank CC - 5106	-49.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,013.89**
Net cash provided by operating activities	**$ -192,264.77**
FINANCING ACTIVITIES	
2305 Note Payable (B) - Tim Fulton:Imputed Interest - Note B	125.04
2355 Note Payable (C) - Tim Fulton:Imputed Interest - Note C	0.00
2504 Notes Payable (A) - Tim Fulton:Imputed Interest - Note A	-466.66
2505 Notes Payable (A) - Tim Fulton	-42,861.24
2550 Univest Capital - Tormach machine loan	-1,801.25
2825 KISS - Series 2	257,571.09
Opening Balance Equity	0.00
Owner Payments & Expenses	121.92
Net cash provided by financing activities	**$212,688.90**
NET CASH INCREASE FOR PERIOD	**$20,424.13**
Cash at beginning of period	14,199.23
CASH AT END OF PERIOD	**$34,623.36**

RAMPER INNOVATIONS, INC.

FINANCIAL NOTES FOR THE YEAR ENDED DECEMBER 31, 2022

RAMPER INNOVATIONS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022
(unaudited)

TABLE OF CONTENTS

Summary of Significant Accounting Policies

The Company

Ramper Innovations, Inc. (the "Company") was incorporated in the State of Alaska on July 18, 2014. The Company was previously registered as Ramper Innovations, LLC and converted to Ramper Innovations, Inc., effective March 27, 2019. The Company specializes in offering a motorized folding conveyor system (Tisabas™) that is placed in the aircraft belly to assist in moving baggage and cargo to and from plane.

Going Concern

Since Inception, the Company has relied on funds from related party notes and KISS agreements issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with revenue generated of $60K. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

.

Use of Estimates

These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company had no accounts receivable.

Intangible Assets

The Company accounts for intangible assets (trademarks) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. As of December 31, 2021 and 2020, the Company reported no impairment losses.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and equipment is depreciated over three to seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material

Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Alaska.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Summary of Significant Accounting Policies (continued)
Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2022 and 2021was $38,690 and $19,070 , respectively.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenues by selling the Tisabas™ conveyor system. The Company's payments are generally collected upfront. For the year ending December 31, 2022 the Company recognized $60,000 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 81540: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	**2021**	**2020**
Office Equipment	$ 1,447	$ 1,447
Equipment	30,970	
		30,970
	32,417	
		32,417
Less: Accumulated depreciation	24,698	
		20,433
Total	$ 7,719	$ 11,984

4. **Notes Payable – Related Party**

In 2020, a related party has provided loans to the Company valued at $240,918 and $242,880 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at rates between 0.15% to 0.43% per annum with maturity dates of during the year ending December 31, 2023. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

RAMPER INNOVATIONS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022
(unaudited)

5. **Notes Payable**

Debt consisted of the following at December 31, 2022 and 2021:

	2022	2021
Contract note payable; interest at 10.14% per annum, maturing in May 2022, monthly payment of $455, collateralized by a Company asset.	0	$ 2,219
Less: Current portion of notes payable	0	$2,219
Long term portion of notes payable	-	2,219
Maturity of the notes payable is as follows:		
December 31, 2021		$ 2,219

6. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $6,293 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the

6. **SBA PPP Loan (continued)**

Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company received notice from the SBA that the PPP funds were fully forgiven.

7. **Equity**

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 2,000,000 shares, at no par value per share. As of December 31, 2022, and 2021, 1,000,001 shares have been issued and are outstanding.

Keep It Simple Securities (KISS)
In 2019, the Company issued Keep It Simple Securities (KISSs) – Series 1 totaling $237,500. In 2020 and 2021, the Company issued Keep It Simple Securities (KISSs) – Series 2 totaling $100,000. The KISSs carry a 5% per annum interest rate, discount rate of 10% and valuation caps of $3,500,000. The notes mature at 24 months following the issuance date. The principal of the notes and their associated accrued interest are automatically convertible into shares of the Company's common stock in the event of a closing of the "Next Equity Financing" (defined as gross proceeds not less than $500,000), a corporate transaction or majority conversion.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 250,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting. As of December 31, 2022, 26,267 shares were issued under the Plan. As of December 31, 2021, 14,151 shares were issued under the plan for a total 40,418 shares were issued under the plan.

8. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on July 18, 2014 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Keep It Simple Securities (KISSs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors

totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

9.   **Subsequent Events (continued)**

Crowdfunding Offering (continued)
The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.